FUND WATCH

Their Steady Strategy Has Paid Off

The managers of FMI Large Cap study a stock
inside and out before adding it to their concentrated
portfolio.

By Katy Marquardt
Kiplinger's Personal Finance

   You know the old saying, familiarity breeds
contempt. In the investing world, familiarity with
a particular approach to stockpicking breeds success.
Consider FMI Large Cap, a $511 million
fund run by Fiduciary Management, a relatively
little-known Milwaukee investment company
with $4 billion in assets.
   Although it's only five years old, FMI Large Cap
has quietly built a stellar record using a strategy
that its managers have been employing for decades.
Ted Kellner and Patrick English, who together
launched the fund (symbol FMIHX) at the end of
2001, invest in just 20 to 25 bargain-priced, out-of-
favor companies with strong returns on invested
capital. ROIC measures how effectively a company
uses the money invested in its operations. Over the
past five years through June 12, according to
Morningstar, Large Cap returned 13% annualized,
an average of three percentage points a year ahead
of Standard & Poor's 500-stock index. The fund has
produced positive returns in each year except for
2002, when it lost 15%.
   For more than 20 years, Kellner and English have
applied the same strategy to small and midsize
companies on another fund, FMI Common Stock.
That fund (FMIMX), which closed to new investors
in 2004, gained an annualized 12% over the past 20
years through May 31.
   Kellner and English use a slew of valuation
measures to determine whether a stock looks
cheap relative to its history. These include price-to-
sales, price-to-earnings, and price-to-cashflow
ratios. "We take a very exhaustive look at a
company's historical valuation to see what could
go wrong," says Kellner. "That constant hammering
gives us a portfolio of companies that will
hold up well in most down markets."
   When evaluating companies, Kellner and English
look for durable franchises with strong business
models and experienced management. If that
sounds familiar, it's because the two emulate
Warren Buffett's investing style. (They also pen
insightful, conversational shareholder letters, a la
Buffett.) It's no surprise that Berkshire Hathaway
(BRK-B) was Large Cap's biggest holding, at 6%
of its assets, as of March 31.
   A company in the portfolio that exemplifies
FMI's approach is Wal-Mart Stores (WMT).
"This is a fallen growth company that Wall Street
loved at one point, but issues arose," says Kellner.
"Strip the issues away and this is a great business,
although the stock has gone nowhere for eight
years." Wal-Mart's shares, which closed at $49.28
on June 14, sell at 16 times analysts' estimates of
$3.16 per share for the fiscal year that ends
January 31, 2008.
   FMI Large Cap, which requires a minimum
investment of $1,000, charges a reasonable 1.0% in
annual expenses.

(#14720) Reprinted with permission from the June 14, 2007 issue of Kiplinger.com.
©2007 The Kiplinger Washington Editors Inc. All rights reserved.

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended April 30, 2008 were: -2.63%, 14.09%, and 8.80%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.